Exhibit 2.4

TERMINATION AND LIQUIDATION AGREEMENT

THIS TERMINATION AND LIQUIDATION AGREEMENT (“Agreement”), dated March 17, 2015 is made and entered into by and between ABLATION TECHNOLOGIES LLC, a Wyoming limited liability company, with an address of PO Box 3230, Casper, WY 82602 ("Ablation"), BLACK RANGE MINERALS ABLATION HOLDINGS INC., a Colorado corporation, with an address of 110 North Rubey Drive, Suite 201, Golden, CO 80403 ("Black Range"), and MINERAL ABLATION, LLC, a Wyoming limited liability company with an address of PO Box 3023, Casper, WY 82602(“Mineral Ablation”). Ablation, Black Range and Mineral Ablation are collectively referred to as the “Parties” and each entity as a “Party”.

RECITALS:

A.	Ablation and Black Range are the Members of Mineral Ablation, which is governed by the Limited Liability Company Operating Agreement of Mineral Ablation, dated as of January 16, 2013, but effective as of July 3, 2012, a copy of which is attached hereto as Exhibit A (the “LLC Agreement”). Capitalized words and phrases used in this Agreement and not otherwise defined in this Agreement have the meanings given in the LLC Agreement.

B.	Ablation and Black Range entered into the LLC Agreement for the purpose of creating a joint venture to develop and commercialize certain processes and technologies developed by Ablation (the "Ablation Process") for the commercial scale mining and extraction of uranium from uranium bearing minerals (the "Joint Venture"), pursuant to which Ablation granted a license to Mineral Ablation to use and further develop the Ablation Process (the "Mineral Ablation License").

C.	In connection with the Joint Venture, and pursuant to the terms of the LLC Agreement, since the effectiveness of the LLC Agreement, Black Range has provided approximately $5.90 million dollars of funding to the Joint Venture, through December 31, 2014 (the "Black Range Funding"), which among other expenses, has funded the development and purchase of certain real property and plant and equipment as further described herein.

D.	Ablation and Black Range were unable to agree on and approve an Operating Plan (including an operating and capital expenditure budget) for fiscal year 2014, pursuant to Section 5.10 of the LLC Agreement, and are not able to agree on an Operating Plan for the Joint Venture going forward, and, consequently, desire to dissolve the Joint Venture in accordance with Section 12.2(b) of the LLC Agreement.

E.	To avoid the expense, complication and uncertainty of possible disputes over the dissolution and liquidation of the Joint Venture and the expenditures made by each Party to date, the Parties now wish to resolve all claims, disputes and potential disputes between them arising out of or relating to the Joint Venture and the LLC Agreement pursuant to the terms specified in this Agreement.

F.	The Dissolution and Liquidation occurs and is effective as of the date of the execution by all parties to this Agreement.

AGREEMENT

NOW THEREFORE, intending to be legally bound, the Parties agree as follows:

1.	Purpose and Scope

The purpose of this Agreement is to resolve all outstanding issues arising out of the Joint Venture and all claims by the Parties arising out of or related to the Joint Venture, the LLC Agreement, and all other agreements, assignments and licenses executed in connection with the Joint Venture and the LLC Agreement.

2.	Mineral Ablation Assets

Upon execution of this Agreement, in repayment, settlement, liquidation and satisfaction of the Black Range Funding, Ablation and Mineral Ablation shall, convey, assign and transfer all of the assets of the Joint Venture to Black Range, as follows:

a.        Real Property:  By Warranty Deed in the form attached hereto as Exhibit B (the "Deed"), Ablation shall assign, convey and transfer to Black Range that real property located at 1450 Seven Mile Rd., Casper, Wyoming 82604 (the "Ablation Shop Property"), as more particularly described on Schedule I attached hereto, together with all improvements thereon, easements and other appurtenances and all fixtures currently on the premises. At the time of formation of the Joint Venture, the Ablation Shop Property was owned by Ablation, and it was the intent of Ablation and Black Range that the Ablation Shop Property be assigned and conveyed to Mineral Ablation. Notwithstanding the Parties' intentions, and as a result of various circumstances existing at the time of formation of the Joint Venture, the Ablation Shop Property was never transferred to and owned by Mineral Ablation. It is the intent of the Parties to this Agreement that each of Ablation and Mineral Ablation, and each of Ablation and Mineral Ablation shall, take all steps and actions necessary to cause the Ablation Shop Property to be conveyed and transferred to Black Range.

b.       Plant and Equipment: By assignment and bill of sale in the form attached hereto as Exhibit C (the "Assignment"), Mineral Ablation shall assign, convey and transfer to Black Range all personal property, fixtures, improvements, buildings, equipment, spare parts, tools and other materials located in or on the Ablation Shop Property or used or specifically held for use in connection with the operation of the Joint Venture, including, without limitation, the 0.5-ton per hour pilot plant ablator, the 5-ton per hour hydraulic ablator, and all equipment described on Schedule II (the "Equipment").

c.       Engineering Designs and Drawings: Ablation shall transfer copies of all electronic engineering design files, drawings, and other design data and information to Black Range.

d.       Material Contracts: Mineral Ablation shall assign, convey and transfer to Black Range all contracts, joint venture agreements, partnership agreements, and all other contracts, agreements and instruments insofar as they cover or relate to the operation of the Joint Venture.

e.       Records: Ablation and Mineral Ablation shall assign, convey and transfer to Black Range copies of all files, records, data and information relating to operation of the Joint Venture maintained by or in the possession of Ablation and Mineral Ablation, respectively.

3.	Ablation Process License

Upon execution of this Agreement, in satisfaction of the obligation in Section 12.3(b) of the LLC Agreement, Ablation shall execute and deliver to Black Range a license (the "Black Range License") to use, develop and market the Ablation Process and to enter into agreements with third parties for the use and application of the Ablation Process, in the form attached hereto as Exhibit D.

Notwithstanding anything to the contrary in this Agreement, the Black Range License cannot be sold or assigned to any other party.

4.	Ablation Shop Property Mortgage

The Ablation Shop Property is secured by that certain (i) Promissory Note (the "Note"), dated July 18, 2012, from Ablation to Rubis Land Co, LLC, in the original principal sum of One Million Two Hundred Thousand Dollars ($1,200,000), and (ii) Mortgage (the "Mortgage"), dated July 18, 2012, from Ablation to Rubis Land Co, LLC. Ablation represents and warrants that the unpaid balance of the Mortgage is $1,128,236.52 (inclusive of interest). Upon execution of this Agreement, Ablation shall assign and transfer the Note and the Mortgage to Black Range, and Black Range shall assume such Note and Mortgage. Pursuant to Section 5 of the Mortgage, Ablation shall obtain from Rubis Land Co, LLC written consent to transfer to Black Range the Ablation Shop Property and an estoppel certificate in the form of Exhibit E attached hereto indicating that there are no defaults under the Note or Mortgage, and shall deliver a copy of such consent and estoppel certificate to Black Range upon execution of this Agreement.

5.	Termination of LLC Agreement and Winding Up of Mineral Ablation

Ablation and Black Range hereby dissolve and liquidate Mineral Ablation in accordance with Article XII of the LLC Agreement. By execution of this Agreement, Ablation and Black Range agree to work together to wind up the affairs of Mineral Ablation pursuant to Section 12.3 of the LLC Agreement. Ablation shall take all such other actions as reasonably requested by Black Range to assist with and as reasonably necessary to convey all assets of Mineral Ablation to Black Range and to dissolve and liquidate Mineral Ablation. If any claims are made against Mineral Ablation after execution of this Agreement and prior to the termination of the statutory period for claims against Mineral Ablation, the Parties shall each be liable for 50% of such claims.

6.	Settlement of Black Range Debt

Upon execution of this Agreement, execution and delivery of the Warranty Deed, the Assignment, the Black Range License, the assignment of the Note and the Mortgage from Ablation to Black Range and delivery of the consent and estoppel certificate in connection therewith, and the winding up of Mineral Ablation, all debt of Ablation to Black Range in connection with the Black Range Funding shall be fully satisfied.

7.	Tax Matters

As soon as practicable after the completion of the transactions contemplated by this Agreement, Black Range shall prepare, or cause to be prepared, and file, or cause to be filed, the Company’s final U.S. federal income tax return (and any corresponding state, local or foreign tax returns), and shall provide Ablation with such information as may be necessary to allow Ablation to file its own income tax return for the period covered by such final return. Any tax returns prepared by Black Range pursuant to this Section 6 shall be prepared in a manner consistent with past custom and practice unless otherwise required by applicable law.

Both Ablation and Black Range will assist Black Range’s CPA’s and/or tax attorneys to jointly discuss the tax aspects and reporting of the final and/or previous year’s tax filings and, if necessary, the amendments to those tax return filings in the previous years that Mineral Ablation was in existence. This will expedite the correct and final tax return for Mineral Ablation’s dissolution liquidation for both Black Range and Ablation and reduce or eliminate any tax issues.

8.	Release of Black Range and Covenant Not to Sue

Upon execution of this Agreement and the completion and delivery of all of the requirements set forth herein, Ablation and Mineral Ablation, each on behalf of itself and each of its respective agents, representatives, attorneys, predecessors, successors in interest, and anyone who may claim by, through or under him, her or it, (a) hereby releases and discharges Black Range and all of its current and former officers, members, managers, agents, employees, representatives, attorneys, affiliates, parents, subsidiaries and related entities, assigns, subrogees and successors in interest (collectively, "Black Range Released Parties"), now or in the future from any and all claims, demands, causes of action, obligations, debts, attorney fees, or liabilities of any kind, whether known or unknown, whether foreseen or unforeseen, in law or in equity (collectively, "Claims"), which Ablation or Mineral Ablation, as applicable, may have against them arising out of the Joint Venture, the LLC Agreement or the transactions contemplated thereunder; and (b) covenants not to sue or institute, or assert any Claim against the Black Range Released Parties in any litigation, arbitration or other proceeding with respect to the Joint Venture, the LLC Agreement or the transactions contemplated thereunder, provided, however, that this release and covenant not to sue shall not affect or diminish the rights of Ablation or Mineral Ablation, as applicable, to enforce the terms of this Agreement, the Warranty Deed, the Assignment or the Black Range License.

9.	Release of Ablation and Covenant Not to Sue

Upon execution of this Agreement and the completion and delivery of all of the requirements set forth herein, Black Range and Mineral Ablation, each on behalf of itself and each of its agents, representatives, attorneys, predecessors, successors in interest, and anyone who may claim by, through or under him, her or it, (a) hereby releases and discharges Ablation and all of its current and former officers, members, managers, agents, employees, representatives, attorneys, affiliates, parents, subsidiaries and related entities, assigns, subrogees and successors in interest (collectively, "Ablation Released Parties"), now or in the future from any and all Claims, which Black Range or Mineral Ablation, as applicable, may have against them arising out of the Joint Venture, the LLC Agreement or the transactions contemplated thereunder; and (b) covenants not to sue or institute, or assert any Claim against the Ablation Released Parties in any litigation, arbitration or other proceeding with respect to the Joint Venture, the LLC Agreement or the transactions contemplated thereunder, provided, however, that this release and covenant not to sue shall not affect or diminish the rights of Black Range or Mineral Ablation, as applicable, to enforce the terms of this Agreement, the Warranty Deed, the Assignment or the Black Range License.

10.	Successors and Assigns

The provisions of this Agreement shall be deemed to obligate, extend to and inure to the benefit of the past, present or future legal successors, subrogees, assigns, transferees, and grantees of each of the Parties hereto, and, to the extent expressly provided, shall obligate, extend to and inure to the benefit of other persons referenced in the release.

11.	Entire Agreement

This Agreement, the Warranty Deed, the Assignment and the Black Range License, together with their schedules and exhibits constitute and contain the entire understanding and agreement of the Parties and cancels and supersedes any and all prior negotiations, correspondence and understandings and agreements, whether oral or written, between the Parties respecting the subject matter hereof. The Parties expressly represent and warrant that they have relied upon no representations in entering this Agreement other than those set forth herein. No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in writing and signed by a duly authorized officer or representative of each of the Parties to the amendment or modification.

12.	Severability

The provisions of this Agreement are severable, and if one or more provisions should be determined to be judicially unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

13.	Duty to Effectuate

The Parties agree to perform any lawful, additional acts, and to execute and deliver such additional recordable documents and instruments, as are reasonably necessary to effectuate the purpose of this Agreement.

14.	Arms-Length Negotiations

This Agreement is the result of arms-length negotiations and bargaining among the Parties, each of which was and is represented by counsel of its own choosing, and no provision hereof, due to any ambiguity found to be contained herein or otherwise, shall be construed against a party by reason of the fact that such party or its legal counsel was the draftsman of that provision. The section, subsection and any paragraph headings contained herein are for the purpose of convenience only and are not intended to define, limit or affect, and shall not be considered in connection with, the interpretation of any of the terms or provisions of this Agreement.

15.	Notices

Except as otherwise provided in this Agreement, all notices and other communications required or permitted by this Agreement shall be in writing and shall be hand delivered or sent by registered or certified mail, or by facsimile if confirmed by return facsimile, or by electronic mail if the sender thereof requests a return receipt, a delivery status notification or other similar confirmation of transmission. Any such notice or other communication shall be effective and deemed both delivered and received when personally delivered, or, if mailed, on the date set forth on the receipt of registered or certified mail, or if sent by facsimile, upon receipt of confirmation, or if sent by electronic mail, when sent, to a Party at such Party’s mailing address, facsimile number, or electronic mail addresses, as applicable, set forth below. Each Party may give notice to the other Party from time to time changing its mailing address, facsimile number, or electronic mail address, as applicable.

If to Ablation:

Ablation Technologies LLC

PO Box 3032

Casper, Wyoming 82602

Attn: David Scriven

Fax #: 307-265-1420

Email: davescriven@westernstatesmining.com

If to Black Range:

Black Range Minerals Ablation Holdings Inc.

Suite 9, 5 Centro Avenue

Subiaco WA 6008

Australia

Attn: The Company Secretary

Fax #: +61 8 9226 2027

Email: info@blackrangeminerals.com

16.	Counterparts

This Agreement may be executed in counterparts and by scanned electronic copy, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

17.	Governing Law

This Agreement is and will be governed by the laws of the State of Wyoming.

18.	No Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties and their respective successors and assigns and no other person or entity shall be entitled to enforce this Agreement or any of the provisions hereof, rely on any representation, warranty, covenant or agreement contained herein, receive any rights hereunder or be a third party beneficiary of this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement by their duly authorized representative as shown below, effective as of the 17th day of March 2015.

[Signature Page to Follow]

ABLATION TECHNOLOGIES LLC

By:	/s/ David H. Scriven
Name:	David H. Scriven
Title:	Member
Date:	March 18, 2015

BLACK RANGE MINERALS ABLATION HOLDINGS INC

By:	/s/ Michael Haynes
Name:	Michael Haynes
Title:	President
Date:	18 March 2015

MINERAL ABLATION, LLC

By:	ABLATION TECHNOLOGIES LLC, MEMBER

By:	/s/ David H. Scriven
Name:	David H. Scriven
Title:	Member
Date:	March 18, 2015

Schedules

Schedule I: Ablation Shop Property

Schedule II: Equipment

Schedule III: Engineering and Design Drawings and Information